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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of **October 2007**

Commission File Number: **0-30150**



Buffalo Gold Ltd.

(Translation of registrant's name into English)

24th Floor - 1111 W. Georgia Street, Vancouver, B.C. V6E 4M3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [**X**]   Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]   No [**X**]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

Documents Included as Part of this Report

Exhibit No.	**Document**
1	News Release dated October 16, 2007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BUFFALO GOLD LTD.

Date: October 16, 2007

By: *Damien Reynolds*

Name: **Damien Reynolds,**
Title: **Chairman of the Board**



Trading Symbol:
TSXV – BUF.U
OTC\BB – BYBUF
FWB – B4K

24TH Floor - 1111 W. Georgia St.
Vancouver, BC, Canada V6E 4M3
Phone: 604.685.5492
Fax: 604.685.2536
www.buffalogold.ca

Kinbauri Intersects 4.45 metres grading 39.1 g/t Gold & 1.6% Copper
Drill Results at El Valle in NW Spain Exceed Expectations

Vancouver, B.C., October 16th, 2007 – Buffalo Gold Ltd. **(TSX-V: BUF; OTC-BB: BYBUF; FWB: B4K,** **"Buffalo", or "the Company")** is pleased to announce that Kinbauri Gold Corp. **(TSX-V: KNB, "Kinbauri")** has reported new drill results from the on-going 7000 metre drill program at the El Valle gold-copper project in Spain.   Buffalo holds a 25.4% strategic interest in Kinbauri as part of the Company's on-going strategy of aggressively adding value through investing in or acquiring projects and companies that offer considerable growth potential. (*See Buffalo news release July 4th, 2007*.) In a news release issued earlier today, Kinbauri reported:

"…The latest set of drill results have exceeded expectations with numerous high grade intersections, including:
- **39.1 g Au/t and 1.6% Cu over 4.45 metres**
- **85 g Au/t and 8.2% Cu over 2.35 metres**

The objective of this exploratory drilling program was to delineate enough resource within Area 107 and the Black Skarn zones at El Valle to support a minimal six-year mine life. Kinbauri's management is encouraged by results from the completed drill program and has commissioned an up-date of the NI 43-101 resource estimates for these two zones to determine whether the mine life threshold has indeed been exceeded.

A total of 6,273 metres were drilled during this resource expansion program. Results from the final five holes are summarized below:

HOLE[1]	From (m)	To (m)	Interval[2] (m)	Au (g/t)	Ag (g/t)	Cu (%)	Zone[3] Section
07KV1021	101.80	103.60	1.80	**2.15**	8	**0.32**	NBS & A107
07KV1021	109.25	113.70	4.45	**39.10**	106	**1.58**	4
including	109.25	110.75	1.50	**81.65**	194	**3.02**	
07KV1022	163.80	167.40	3.60	**10.85**	<2	**0.06**	A107
Including	163.80	166.20	2.40	**15.03**	<2	**0.09**	8
07KV1023	50.10	54.00	3.90	**3.80**	17	**0.40**	NBS
Including	53.00	54.00	1.00	**10.10**	38	**0.74**	12
07KV1024	148.50	150.85	2.35	**85.00**	341	**8.17**	A107 4
07KV1015R	191.90	199.30	7.40	**5.94**	23	**1.53**	A107
Including	191.90	193.70	1.80	**12.01**	23	**1.08**	10

(1) See Schedule A for relative location; (2) True thicknesses are estimated to be 85 to 95% of intervals for 07KV1015R, 07KV1022, 07KV1023 and 07KV1024; 55% of intervals for 07KV1021; (3) A107 is Area 107 and NBS is Black Skarn North."

For a complete discussion of these results and the accompanying Schedule B, please see the original Kinbauri news release dated today, October 16th, 2007.

About Kinbauri Gold Corp.
Kinbauri is a TSXV – Tier 1 mineral exploration company focused on the development of precious metal prospects in northwestern Spain, Nevada and Canada. Its immediate focus is to expand and upgrade resources to reserves at the El Valle property in Asturias, Spain with a view to recommencement of operations at the mine and mill complex there. It currently has 43,372,320 common shares issued and outstanding; 67,056,236, fully diluted. For additional details on the company, please see the website www.kinbauri-gold.com.

About Buffalo Gold Corp.
Buffalo's management is dedicated to maximizing shareholder value through growth strategies that emphasize careful opportunity assessment and vigilant project management. The Company is actively acquiring and advancing gold resources to create producing assets. To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U), please visit the company website www.buffalogold.ca.

**On behalf of the Board of Directors of
BUFFALO GOLD LTD.**

  "*Brian R. McEwen*"

**Brian R. McEwen,
President and CEO**

For further information please contact:
Julie Hajduk, Investor Relations
E-mail: julie@buffalogold.ca
Phone: 604.685.5492 or T.F. 1.888.685.5492

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

FORWARD-LOOKING STATEMENTS

STATEMENTS INCLUDED HERE, WHICH ARE NOT HISTORICAL IN NATURE, ARE FORWARD-LOOKING STATEMENTS MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, INCLUDING WITHOUT LIMITATION, STATEMENTS AS TO MANAGEMENT'S BELIEFS, STRATEGIES, PLANS, EXPECTATIONS OR OPINIONS IN CONNECTION WITH THE COMPANY'S PERFORMANCE, WHICH ARE BASED ON A NUMBER OF ASSUMPTIONS CONCERNING FUTURE CONDITIONS THAT MAY ULTIMATELY PROVE TO BE INACCURATE AND MAY DIFFER MATERIALLY FROM ACTUAL FUTURE EVENTS OR RESULTS. READERS ARE REFERRED TO THE DOCUMENTS FILED BY THE COMPANY WITH THE PERTINENT SECURITY EXCHANGE COMMISSIONS, SPECIFICALLY THE MOST RECENT QUARTERLY REPORTS, ANNUAL REPORT AND MATERIAL CHANGE REPORTS, EACH AS IT MAY BE AMENDED FROM TIME TO TIME, WHICH IDENTIFY IMPORTANT RISK FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS.